February 28, 2006

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Larry	Greene, Division of Investment Management

          Mail Stop 0505

Re:	Morgan Stanley Institutional Fund of Hedge Funds LP (the “Fund”)

File Number 811-10593

Dear Mr. Greene:

Thank you for the comments you provided telephonically on February 6, 2006 regarding the Fund’s tender offer filing requirements. Below we provide our responses.

Comment 1. Please be sure to include with every filing with the Securities and Exchange Commission (the “SEC”) on behalf of the Fund a cover letter appropriately identifying the filing and including the relevant Tandy representations.

Response 1. The Fund recognizes that such cover letters should be included with filings and will include such a cover letter with each filing made prospectively.

Comment 2. In light of several recent tender offer filings made significant periods of time after the completion of several recent tender offers, please note that filings of tender offer documents as part of Schedule TO, in accordance with the Instructions to Schedule TO, are to be filed promptly with the SEC after completion of the tender offer.

Response 2. The Fund recognizes that, through inadvertance, the filings of final amendments to Schedule TO with respect to several recent tender offers were made after the elapse of significant periods of time after the respective completions of those tender offers. The Fund further recognizes that each such filing is to be made promptly after the completion of the relevant tender offer. Consequently, the Fund will make all such filings promptly for all future tender offers.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Clifford Chance, Richard Horowitz at (212) 878-8110 or Jeremy Senderowicz at (212) 818-3412, or me at (610) 940-4639. Thank you.

Best regards,

/s/ John F. Cacchione
John F. Cacchione